UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 21, 2025

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of Registrant)

40 Temperance Street, Toronto, Ontario, Canada M5H 0B4

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of The Bank of Nova Scotia on Form F-3 (File No. 333-282565) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	THE BANK OF NOVA SCOTIA
	By:	/s/ Dale Cheeseman
Name: Dale Cheeseman Title: Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
5.4	Opinion of Ashurst LLP, as to the validity of the Series A and Series B senior unsecured debt securities under New York law
8.4	Opinion of Ashurst LLP, as to United States federal tax matters relating to certain of the debt securities
23.8	Consent of Ashurst LLP (included in Exhibit 5.4 herein)
23.9	Consent of Ashurst LLP (included in Exhibit 8.4 herein)